File: 082-04144

06017006

September 15, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEP 2 9 2006

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the closing of US$500 million syndication.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 2 5 2006
THOMSON
FINANCIAL

ANADOLU GROUP

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
SEPTEMBER 14TH, 2006

CLOSING OF SYNDICATION

US$500 MILLION TERM LOAN FACILITY

Anadolu Efes Biracilik ve Malt Sanayii A.S. ("Anadolu Efes") and its 70% subsidiary Efes Breweries International N.V. ("EBI"), have today successfully closed and signed a 3 year term US$ 500 million Term Loan Facility (the "Facility"), for which Citibank, N.A. ("Citibank") and HSBC Bank plc ("HSBC") (the "Mandated Lead Arrangers" and "Bookrunners") have been jointly mandated to arrange. The Facility will be used for general corporate purposes including the refinancing of existing indebtedness.

The Facility was well supported by the Group's relationship banks and resulted in the transaction being 2.5 times over-subscribed. The Facility was not increased from its original launch level of US$500m.

"We are happy to have completed the process for the syndicated loan that has been arranged jointly by HSBC and Citibank. This facility is also an important one, since it represents a debut for Anadolu Efes" commented Ahmet Boyacıoğlu, President of Efes Beer Group. "We are also delighted to see the significant interest from the banking sector to this Facility, which will contribute significantly to the growth of Efes Beer Group, especially in the international markets."

Joining Citibank and HSBC were:-

Mandated Lead Arrangers – Akbank T.A.S., Malta Branch, ABN AMRO Bank N.V., Coöperative Centrale Raiffeisen – Boerenleenbank B.A. Dublin Branch, Fortis Bank (Nederland) N.V., ING, Raiffeisen Zentralbank Österreich Aktiengesellschaft, SG Corporate and Investment Banking, Türkiye Halk Bankasi A.Ş., Türkiye Iş Bankasi A. Ş., UniCredit Group, represented by HVB, KOCBANK Nederland NV, Bank Austria Creditanstalt.

Lead Arranger – Alpha Bank A.E., BayernLB, Commerzbank International S.A., JPMorgan, KfW IPEX-Bank.

Arranger – Calyon, The Bank of Tokyo-Mitsubishi UFJ, Ltd, Denizbank A.Ş, EFG Private Bank (Luxembourg) S.A., State Bank of India, London.

The Facility provides the long-term refinancing of the US$500 million Bridge Facility that Citibank and HSBC provided to EBI in February 2006. EBI plans to utilize US$300 million of the Facility and Anadolu Efes plans to utilise the remaining US$200 million. Seperately, EBI has already announced that it has authorized its Board of Management to initiate the procedures for a capital increase, in the form of a Rights Issue, amounting in a range between USD 250,000,000 and USD 300,000,000.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

September 18, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING SECTION
SEP 20 2006
WASH. D.C.
160

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the change in its local currency Issuer Default Rating by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
SEPTEMBER 18TH, 2006

FITCH DOWNGRADES ANADOLU EFES' ("AEFES.IS")

LOCAL CURRENCY ISSUER DEFAULT RATING

Fitch Ratings, the international rating agency, has downgraded Anadolu Efes Biracilik ve Malt Sanayii A.S's ("Anadolu Efes") local currency senior unsecured and Issuer Default ratings ("IDR") to 'BB+' from 'BBB-' (BBB minus). The National rating is also downgraded to 'AA(tur)' from 'AA+(tur)'. Following the downgrade, the Outlooks on the local currency IDR and the National rating are Stable.

Fitch Ratings stated that the downgrade is mainly attributable to the Anadolu Efes' decision to fully guarantee its 70% Dutch subsidiary Efes Breweries International's ("EBI") new USD300 million syndicated loan.

In its press relase Fitch said "Until now, Fitch had analysed Efes' capacity to service its unsecured debt in Turkey without taking into account EBI's contribution. This is because some of the latter's subsidiaries's ability to upstream dividends has been restricted by covenants in some of the outstanding debt, and as EBI is in an investment phase, little free cash flow has been available for distribution to Efes. Consequently Fitch did not include the debt or the profits of EBI in its analysis. However, with the issuance of the syndicated loan guaranteed by Efes, it is now appropriate to consider the consolidated figures, given that about half of the attributable debt and one third of the group's EBITDA (beer business only) will be at the EBI level."

Fitch also stated "On top of this leverage increase, the downgrade reflects Fitch's view that the business profile of Efes in Turkey on a stand-alone basis is stronger than the combined Efes and EBI."

Our foreign currency IDR, which is constrained by Turkey's Country Ceiling, is affirmed at 'BB' with a Positive Outlook and is one notch higher than the sovereign rating, while our local currency IDR is two notches above the sovereign rating.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

September 15, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEP 3 0 2006
160

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its consolidated interim financials as of and for the period ended on 30.06.2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GROUP

EFES BEVERAGE GROUP
Esentepe Mah. Anadolu Cad. No. 1 81440 Kartal-İstanbul/Turkey
Tel: (+90 216) 586 80 00

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

ANADOLU EFES HAS RELEASED ITS CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE PERIOD ENDED 30.06.2006

FINANCIAL HIGHLIGHTS


Breakdown of Sales Volume
by Business Segment
Turkey Beer
25%
Soft Drinks
38%
Int'l Beer
37%

- **Consolidated sales volume (including beer and soft drink volumes) at 1,482.1 million liters in 1H2006; up 67%**
  - **On proforma basis consolidated volume up 19%[1]**

- **Consolidated Revenues at 1,232.9 million YTL in 1H2006; up 65%**
  - **On proforma basis, consolidated revenue growth of 22%[1]**


Consolidated Revenues
million YTL
65%
1.232,9
747,9
1H2005
1H2006


Breakdown of Sales Revenue
by Business Segment
Soft Drinks
32%
Turkey Beer
35%
Int'l Beer
33%

- **Consolidated Cash Operating Profit (COP) at 308.4 million YTL; up 47%**
  - **On a proforma basis, COP growth of 25%[1]**


Breakdown of COP
by Business Segment
Soft Drinks
21%
Turkey Beer
54%
Int'l Beer
25%


Consolidated COP
47%
308,3
209,8
million YTL
1H2005
1H2006

- **Consolidated Net Income of 109.6 million YTL; up 6%**

(1) Proportionate consolidation of CCI for 1H2005, excluding Jordan.
Please see related sections for further details.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

COMPANY OVERVIEW



•Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the operational entity under which the Turkey beer operations are managed, as well as the holding entity of Efes Beverage Group's interests in Coca-Cola bottling and international brewing businesses.The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries that produce and market beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. The Group currently operates in 10 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 32 million hectoliters, malting capacity of 236,500 tons and Coca-Cola bottling capacity of 535 million unit cases per year.

CONSOLIDATION PRINCIPLES



• The consolidated interim financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached financial statements in this announcement comprise the income statements for the 6 months period ending 30.06.2006 and 30.06.2005 as well as the balance sheets as of 31.06.2006 and 31.12.2005. Figures for 1H2006 and 1H2005 periods are presented in the reporting currencies of each business division.

• The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations).

• Due to the restructuring of Anadolu Efes's soft drinks business that was completed in November 2005, the income statement of Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") is fully consolidated under Coca-Cola İçecek ("CCI") for the 6 month period ending 30.06.2006, while for the 6 month period ending 30.06.2005 it is fully consolidated under Anadolu Efes. The income statement of CCI on the other hand is proportionately consolidated under Anadolu Efes for the 6 month period ending 30.06.2006 based on Anadolu Efes' 51.22% share in CCI and consolidated on equity pick-up basis for the 6 month period ending 30.06.2005. The balance sheets of CCI as of 31.12.2005 and 30.06.2006 both include the full consolidation of Efes Invest and are both proportionately consolidated under Anadolu Efes for the respective periods.

•Alternatifbank - whose majority stakes are owned by the parent Anadolu Group - in which Anadolu Efes has a 7.5% indirect share, is carried with its market value as an investment.

•*"Proforma"* throughout this release represents the full consolidation of Efes Invest (excluding Jordan) into CCI and proportionate consolidation of CCI into Anadolu Efes for 1H2005 .

•*"Organic"* throughout this release represents the exclusion of the impact of the acquired businesses; Krasny Vostok Brewing Group in Russia on the beer side and the Coca-Cola Bottling Company of Jordan on the soft drink side.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

ANADOLU EFES CONSOLIDATED RESULTS

•In 1H2006 the total sales volume growth (including beer and soft drinks) that effects Anadolu Efes' consolidated net sales revenues is realized as 67%. Within this sales volume increase; beer sales volume increased by 19%, while soft drink sales volume increased by 358%(as this reflects 100% of Efes Invest sales volumes in 1H2005 results, whereas in 1H2006 it includes 51% of CCI's total sales volumes including the sales volume of Efes Invest-*please refer to the "Consolidation Principles" for further information regarding the change of accounting methodology following the restructuring of the soft drink operations*-).

•The total beer sales volume figure for 1H2006 includes the sales volume of Krasny Vostok Brewing Group ("KV Group") in Russia, which EBI acquired in late February 2006. On an organic basis (excluding the impact of the KV Group), the sales volume increased by 9% in 1H2006 over the comparable period of previous year.

• Our total soft drink operations' sales volume including both the Turkish and international Coca-Cola operations increased by 17% on a proforma basis. Excluding the sales volume of the Coca-Cola Bottling Company of Jordan, which Efes Invest acquired in December 2005, the total sales volume growth on an organic basis was 13%.

•The significant volume increases in both lines of our business is mainly driven by the robust demand in all our operating markets. On the beer side, the strong volume growth in the second quarter of the year more than offset the unfavorable impact of the severe weather conditions in the operating markets in the first quarter of 2006.

•Net sales revenues in 1H2006 increased by 65% over the comparable period of previous year, reaching 1,232.9 million YTL. Although each line of business recorded top line growth in 1H2006, a substantial part of the increase in net sales revenue is mainly attributable to the proportionate consolidation of CCI (including Efes Invest) in 1H2006 versus in 1H2005 equity pick-up consolidation of CCI and full consolidation of Efes Invest under Anadolu Efes. In order to provide a better basis for comparison, on a proforma basis assuming CCI (including Efes Invest) is proportionately consolidated under Anadolu Efes for both 1H2005 and 1H2006, the increase in net sales revenues in 1H2006 is calculated as 22% on a proforma basis in 1H2005.

• In 1H2006, consolidated Gross Profit increased to 604.7 million YTL, by growing 51% over 1H2005, delivering a margin increase to 49%. The increase can be attributed to the effective cost management and economies of scale in Anadolu Efes' operations.

•Our Profit from Operations increased by 55% and 37% on actual and proforma basis, respectively.

•Our consolidated COP in 1H2006 increased to 308.3 million YTL, indicating a growth of 47% over the comparable period of previous year. On a proforma basis, the increase was 25%. We were able to maintain our COP margin in 1H2006 compared to 1H2005, despite a higher proportion of lower margin businesses versus our higher margin Turkey beer operations in our consolidated results.

•Consolidated net profit increased by 6% to 109.6 million YTL in 1H2006 from 103.8 million YTL in 1H2005. Although both Turkey and international beer operations delivered strong net profit growth in 1H2006, the consolidated net profit increase was held back due to the net loss recorded at CCI level, as a result of the foreign exchange losses occured in the second quarter due to the devaluation of YTL against foreign currencies in Turkey.

•As of 30.06.2006 Anadolu Efes had a consolidated net debt position of 1,132.2 million YTL vs. 168.3 million YTL as of 31.12.2005. The increase is mainly attributable to the US$500 million Bridge Facility executed by EBI in February 2006, in order to finance the purchase of the KV Group and certain minority shares in Moscow Efes Brewery ("MEB") in Russia. The bridge loan is going to be refinanced by means of a US$ 500 million longer term syndication loan, which EBI will collectively source with Anadolu Efes, and of which Anadolu Efes will utilize US$ 200 million portion.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

TURKEY BEER RESULTS


Sales Volume
Million hecoliters
3%
3,6
3,7
1H2005
1H2006

▪ Although our Turkey beer operations' sales volume was adversely affected by the long and severe winter in the first quarter, domestic sales volume growth accelerated in the second quarter, delivering a 2% growth at the end of 1H2006 over the first 6 months period of previous year and total domestic sales volume reached 3.4 million hectoliters.

▪Including the export volume, which grew by 11% reaching 0.3 million hectoliters, the total sales volume of our Turkey beer operations was 3%, increasing to 3.7 million hectoliters in 1H2006.

▪ Net Sales Revenue increased to 433.5 million YTL in 1H2006, up by 14% from 378.6 million YTL in 1H2005. In addition to the volume growth, the net sales revenue is also impacted by the price increases in 1H2006, in line with our general strategy to increase our prices parallel to the inflation. Our average net sales price in 1H2006 increased to 1.18 YTL/liter from 1.06 YTL/liter in 1H2005.


Sales Revenue
Million YTL
14%
378,6
433,5
1H2005
1H2006

▪The effective management of the cost base, combined with the increased sales prices resulted in the improvement of both the Gross Profit and Profit from Operations. Gross Profit in 1H2006 increased by 20% over the comparable period of previous year by reaching 280.9 million YTL with gross margin up to 65% in 1H2006 from 62% in 1H2005. Profit from Operations was up 36% with a margin of 33% in 1H2006.

▪Operating income margin was up to 34% from 33%, albeit primarily foreign exchange losses incurred (14.8 milion YTL), due to impact of increased F/X rate on the foreign currency based borrowings of the Turkey beer operations.


Cash Operating Profit
Million YTL
21%
144,0
174,9
1H2005
1H2006

▪COP grew by 21% to 174.9 million YTL in 1H2006, delivering a COP margin of 40%, up from 38% in 1H2005.

▪ In 1H2006 our Turkey beer operations delivered a net income of 128.1 million YTL, an increase of 31% over the comparable period of previous year. In addition to the positive operating performance, the increase in Net Profit was also favorably impacted by the reduction of corporate tax rate to 20% from 30%.

▪ As of 30.06.2006 Turkey beer operations was at a net debt position of 56.0 million YTL.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

INTERNATIONAL BEER RESULTS (EFES BREWERIES INTERNATIONAL)


Sales Volume
Million hectoliters
5,5
4,2
33%
1H2005
1H2006


Sales Revenue
Million USD
32%
221,7
292,1
1H2005
1H2006


EBITDA
Million USD
44%
37,8
54,4
1H2005
1H2006


Geographical Breakdown of Sales Volume
Romania 8%
Serbia 4%
Moldova 9%
Kazakhstan 8%
Russia 71%


Geographical Breakdown of Sales Revenue
Serbia 3%
Romania 4%
Moldova 6%
Kazakhstan 9%
Russia 78%

• Our brewing operations in Commonwealth of Independent States ("CIS"), Eastern Europe and the Balkans are managed by Efes Breweries International N.V. ("EBI"), a 70% subsidiary of Anadolu Efes, incorporated in the Netherlands and listed on the London Stock Exchange (IOB: EBID).

• EBI's consolidated sales volume in 1H2006 reached 5.5 million hectoliters by growing 33% y-o-y. Excluding the sales volume of the Krasny Vostok Brewing Group ("KV Group"), which EBI acquired in February 2006, organic volume growth was realized at 14%, driven by robust demand in EBI's operating markets.

• EBI's top line growth improved by a significant 32% in 1H2006 compared to the same period of previous year and reached US$ 292.1 million. Excluding the impact of the KV Group, the organic revenue growth was 18%, which outpaced the organic sales volume growth. The increase is mainly due to local currency price increases through effective pricing policy in spite of unfavorable brand mix impact due to increased volume of economy brands.

•EBI reported a 37% increase in its Gross Profit in 1H2006 compared to the same period of previous year by reaching US$ 140.4 million, with an enhanced gross profit margin of 48%. Although inclusion of the KV Group into EBI's operations results in a larger portion of economy brands in EBI's operation that unfavorably impacts the average price of EBI, it also enables EBI to offset the impact through a lower cost base and economies of scale.

•EBI maintained its operating expenses as a percentage of net sales revenue leading to improved operating profitability in 1H2006. In 1H2006 EBI posted a 44% increase in its EBITDA compared to previous year and reached US$ 54.4 million. EBI's EBITDA margin increased to 19% versus 17% in 1H2005.

• As a result of the US$ 500 million bridge facility sourced by EBI in February 2006, interest expenses significantly increased in 1H2006. However this increase was offset to a great extent by the foreign exchange gains in the period. The foreign exchange gain is fully attributable to the depreciation of USD (EBI's reporting currency) versus Euro and major local currencies where EBI operates. Minority interests also decreased significantly in 1H2006 versus 1H2005 due to acquisition of certain minority shareholding and the change in the accounting of the put-option relating to EBI's operating subsidiary in Russia. As a result, EBI's net income increased to US$ 12.5 million in 1H2006 from a net loss of US$ 2.2 million in 1H2005.

•EBI's net debt as of 30.06.2006 was US$ 544 million. This increase in the level of net debt is primarily the result of the bridge loan facility sourced earlier in the year in order to finance the Krasny Vostok acquisition and minority buy-out in Russia.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

COCA-COLA İÇECEK CONSOLIDATED RESULTS

•Coca-Cola İçecek A.Ş. ("CCI") is the largest bottler and distributor, by volume, of non-alcoholic commercial beverages in Turkey and conducts Coca-Cola bottling operations in Central Asia and the Middle East through its 87.6% ownership in Efes Invest. Anadolu Efes is the largest shareholder of CCI with 51.2% shareholding.


Sales Volume - Total
194,2
144,0
35%
Million unit cases
1H 2005
1H 2006

•CCI's sales volume increased by 35%, from 144.0 million unit cases in 1H2005 to 194.2 million unit cases in 1H2006. CCI completed the acquisition of Efes Invest on November 14, 2005. As a result, 1H2005 consolidated sales volume data of CCI does not include Efes Invest sales volume. Similarly, since Efes Invest acquired the Coca-Cola franchise in Jordan at the end of December 2005, 1H2005 consolidated sales volume data of Efes Invest does not include Jordan operations. Therefore, including Efes Invest sales volume in 1H2005 (also inclusive of Jordan operations), CCI's sales volume in 1H2006 increased to 194.2 million unit cases, from 173.6 million unit cases in 1H 2005, indicating a 12% growth.


Sales Revenue
43%
769,8
540,2
Million YTL
1H2005
1H2006

►CCI's sales volume in Turkey increased by 11% from 144.0 million unit cases in 1H2005 to 160.0 million unit cases in 1H2006 primarily due to the strong growth in fruit juice and CSD categories.

►Consolidated sales volume of international operations (Efes Invest) reached 34.1 million unit cases in 1H2006, representing an increase of 57% over the comparable period of previous year. By excluding the sales volume of Jordan operation, organic growth of Efes Invest's consolidated sales volume was 27% in 1H2006.

• CCI's consolidated net sales increased to 769.8 million YTL in 1H2006, by increasing 43%.

►CCI's net sales in Turkey operations increased by 20%, to 646.6 million YTL in 1H2006 due to the sales volume increase referred to above, as well as an increase in net sales per unit case owing to an increase in New Turkish Lira selling prices and a reduction in discounts. Average net sales price increased to 4.04 YTL per unit case from 3.75 YTL per unit case in 1H2005.

►International soft drink operations' consolidated net sales revenue increased by 69% over 1H2005, and reached US$ 89.2 million in 1H2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

•In 1H2006 CCI's consolidated gross profit increased to 248.9 million YTL, by growing 52% over 1H2005. The increase in gross profit margin from 30% to 32% was driven mainly by the improvement in Turkish operations.

Soft Drink Sales Volume Breakdown by Geography


Int'l
18%
Turkey
82%

►Gross profit of Turkey Coca-Cola operations increased to 210.6 million YTL, by increasing 29%. Accordingly, gross profit margin was increased to 33% in 1H2006 from 30% in 1H2005.

►International soft drink operations' gross profit increased to US$ 27.5 million in 1H2006 with 50% increase over 1H2005, with a gross profit margin of 31% in 1H2006. By excluding the positive gross profit impact of Jordan operation, the consolidated gross profit increased by 35% in 1H2006 when compared with the same period of 2005 despite the increase in certain raw material costs (mainly sugar). Excluding Jordan, the consolidated gross profit margin is *maintained at* 34%.

•CCI was able to increase its profit from operations by 59% to 81.6 million YTL, while improving the margin to 11% in 1H2006 from 10% in 1H2005.

Soft Drink Sales Revenue Breakdown by Geography


Int'l
16%
Turkey
84%

►In Turkey profit from operations, as a percent of net sales was improved to 11% from 9% in 1H2005.

►International soft drink operations' profit from operations was US$ 7.5 million in 1H2006, indicating a 13% decrease from US$ 8.6 million in 1H2005. The main reason for the swing is attributable to the first time consolidation of the Jordan operation with high level of budgeted operating expenses due to the restructuring process. Excluding loss from operations realized in Jordan, our consolidated profit from operations was US$ 10.5 million for 1H2006.

•On a consolidated basis, CCI's COP increased by 44%, from 87.6 million YTL in the first half of 2005 to 125.8 million YTL in 1H2006 as a result of the increased profit from operations and depreciation expense related to the inclusion of international operations in 2006. In 1H2006, CCI's consolidated COP margin was maintained at 16%.

►Turkish operations' COP increased by 22%, from 87.6 million in 1H2005 to 107.2 million in 1H2006, together with a margin increase to 17% in 1H2006 from 16% in 1H2005.

Soft Drink COP Breakdown by Geography


Int'l
15%
Turkey
85%

►COP of international soft drink operations grew by %20 and increased to US$13.7 million in 1H2006. *However*, by eliminating the loss effect of Jordan operation, COP grew by 24% over 1H2005. Furthermore Efes Invest's COP margin excluding Jordan was %19 in 1H2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

- CCI's consolidated Net loss in 1H2006 was 8.4 million YTL.
  - ►Turkey Coca-Cola operations' recorded a net loss of 11.5 million YTL in 1H2006, down from a net profit of 41.6 million YTL in 1H2005. The decrease is due to significantly increased amount of F/X losses (79.0 million YTL) calculated over foreign-currency-denominated bank borrowings.
  - ►Efes Invest's net profit in 1H 2006 was US$ 2.4 million, down from US$ 6.4 million profit in 1H2005. Excluding the net loss effect of the Jordan operation, the consolidated net profit was realized as US$ 5.7 million in 1H2006.

- As of 30.06.2006, consolidated CCI had a net debt *position of* 415.5 million YTL.
  - ►Turkey Coca-Cola operations had a net debt position of 345.9 million YTL.
  - ►Efes Invest had a net debt position of US$ 43.4 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

ANADOLU EFES
Consolidated Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2005/6	2006/6
SALES VOLUME (million liter)	887,6	1.482,1
NET SALES	747,9	1.232,9
COST OF SALES	(346,8)	(628,2)
GROSS OPERATING PROFIT	401,1	604,7
OPERATING EXPENSES	(263,3)	(391,2)
PROFIT FROM OPERATIONS	137,8	213,5
Other Income	34,5	26,3
Other Expense	(12,3)	(10,8)
Financial Expense	(9,2)	(85,0)
OPERATING INCOME	150,8	144,0
Minority Interest	(6,8)	(6,2)
PROFIT BEFORE TAX	143,9	137,8
Income Tax	(40,1)	(28,2)
NET INCOME	103,8	109,6
CASH OPERATING PROFIT (COP)	209,8	308,4

Note 1: Consolidated income statement of CCI is proportionately consolidated under Anadolu Efes' income statement for the 6 month period ended 30.06.2006 based on Anadolu Efes' 51,2% share in CCI, while accounted for by equity pick-up method for the 6 month period ended 30.06.2005.

Note 2: Efes Invest's consolidated income statement for the period ended on 30.06.2005 is fully consolidated in Anadolu Efes, whereas the income statement for the period ended on 30.06.2006 is fully consolidated in CCI.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: COP comprises of profit from operations, depreciation and other relevant non-cash items up to profit from operations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact:

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

ANADOLU EFES
Consolidated Balance Sheet as of 30.06.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2005	30.06.2006
Cash & Cash Equivalents	348,6	441,7
Marketable Securities (net)	3,0	3,3
Trade Receivables (net)	299,4	557,5
Due from Related Parties (net)	2,2	2,2
Other Receivables (net)	40,1	75,0
Inventories (net)	208,2	352,1
Other Curent Assets	35,0	27,2
Total Current Assets	**936,5**	**1.459,1**
Other Receivables (net)	5,9	14,5
Investments	43,2	38,2
Positive/Negative Goodwill (net)	589,3	793,6
Property, Plant and Equipment	1.038,8	1.648,1
Intangible Assets	133,0	291,9
Deferred Tax Assets	1,4	12,5
Other Non-Current Assets	12,9	11,0
Total Non-Current Assets	**1.824,5**	**2.810,0**
Total Assets	**2.761,0**	**4.269,0**

	31.12.2005	30.06.2006
Short Term Borrowings (net)	428,9	1.306,4
Current Portion of Long Term Borrowings (net)	30,1	121,3
Lease Obligations (net)	0,3	0,6
Trade Payables (net)	102,5	261,6
Due to Related Parties (net)	20,4	20,2
Advances Received	1,6	4,9
Provisions	13,0	29,5
Other Current Liabilities (net)	258,6	211,7
Total Current Liabilities	**855,4**	**1.956,2**
Long Term Borrowings (net)	59,6	147,5
Lease Obligations (net)	0,9	1,4
Provisions	32,4	38,0
Deferred Tax Liability	39,1	31,3
Other Non-Current Liability (net)	174,5	213,3
Total Non-Current Liabilities	**306,5**	**431,5**
Minority Interest	214,2	314,4
Total Equity	**1.384,9**	**1.567,0**
Total Liabilities and Shareholders' Equity	**2.761,0**	**4.269,0**

Note 1: Anadolu Efes' 51,2% subsidiary CCI's consolidated financial results are consolidated in Anadolu Efes's financial tables by proportionate consolidation method.
Note 2: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes indirectly holds 7,5%, is carried as an investment.
Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC

September 1st, 2006

TURKEY BEER OPERATIONS

Summary Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005

Prepared In Accordance with IFRS as per CMB Regulations

(million YTL)

	2005/6	2006/6
Volume (million lt)	**356,9**	**367,5**
Net Sales	**378,6**	**433,5**
Gross Operating Profit	**233,4**	**280,9**
Profit From Operations	**103,7**	**141,1**
Other Income/Expense, Net	21,0	24,3
Financial Expense	0,7	(17,0)
Operating Income	**125,4**	**148,3**
Minority Interest	-	-
Income Before Tax	**125,4**	**148,3**
Income Tax	(27,8)	(20,2)
Net Income	**97,6**	**128,1**
Cash Operating Profit	**144,0**	**174,9**

Note: Cash Operating Profit ("COP") comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to profit from operations.

TURKEY BEER OPERATIONS

Highlighted Balance Sheet Items as of 30.06.2006 and 31.12.2005

Prepared In Accordance with IFRS as per CMB Regulations

(million YTL)

	31.12.2005	30.06.2006
Cash, cash equivalents and marketable securities	185,3	33,1
Trade receivables, net	185,3	330,2
Inventories	76,5	83,3
Total current assets	**471,4**	**460,7**
Investments	940,2	934,8
Property, plant and equipment, net	272,3	284,3
Total non-current assets	**1.225,1**	**1.242,6**
Total Assets	**1.696,5**	**1.703,3**
Trade payables	34,5	64,1
Other payables	78,2	121,9
Short-term borrowings (including current portion of long-term debt and lease obligations)	197,0	72,6
Total current liabilities	**323,8**	**279,7**
Long-term debt - (net of current portion and including lease obligations)	0,4	16,5
Total non-current liabilities	**100,1**	**133,2**
Minority Interests	-	-
Shareholder's Equity	**1.272,6**	**1.290,4**
Total Liabilities and Shareholders' Equity	**1.696,5**	**1.703,3**

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

INTERNATIONAL BEER OPERATIONS
Summary Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005
Prepared In Accordance with IFRS
(million USD)

	2005/6	2006/6
Volume (m lt)	**415,1**	**554,0**
Net Sales	**221,7**	**292,1**
Gross Profit	**102,5**	**140,4**
Operating Profit	**17,1**	**28,1**
Financial Income/(Expense), net	(10,0)	(8,3)
Profit before tax	**7,1**	**19,8**
Income Tax	(7,2)	(6,9)
Profit after tax	**(0,1)**	**12,9**
Minority Interest	(2,1)	(0,4)
Net Profit	**(2,2)**	**12,5**
EBITDA	**37,8**	**54,4**

Note 1:EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on sale of subsidiaries and investment in securities, plus provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International are obtained from consolidated financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS
Highlighted Balance Sheet Items as of 30.06.2006 and 31.12.2005
Prepared In Accordance with IFRS
(million USD)

	31.12.2005	30.06.2006
Cash, cash equivalents	96,9	191,9
Trade and other receivables	38,0	53,3
Inventories (net)	55,2	98,1
Total current assets	**222,7**	**398,2**
Property, plant and equipment, net	343,6	634,4
Intangible assets	209,2	382,3
Other non-current assets	2,2	3,6
Total non-current assets	**557,7**	**1.029,6**
Total Assets	**780,4**	**1.427,8**
Trade and other payables	149,5	102,5
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	69,2	712,2
Total current liabilities	**239,9**	**839,1**
Long-term debt - (net of current portion and including lease obligations)	41,5	23,7
Total non-current liabilities	**132,8**	**116,8**
Minority Interests	24,9	48,7
Shareholder's Equity	**382,8**	**423,2**
Total Liabilities and Shareholders' Equity	**780,4**	**1.427,8**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from consolidated financial statements prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

COCA-COLA İ ÇECEK
Consolidated Summary Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2005/6	2006/6
Volume (m U/C)	**144,0**	**194,2**
Net Sales	**540,2**	**769,8**
Gross Profit	**163,8**	**248,9**
Profit From Operations	**51,2**	**81,6**
Other Income From Operations	11,6	34,2
Other Expense From Operations	(7,9)	(32,4)
Financial Expense	(6,8)	(94,2)
Operating Profit	**48,1**	**(10,8)**
Minority Interest	-	(1,0)
Income Before Tax	**48,1**	**(11,9)**
Income Tax	(6,5)	3,4
Net Income	**41,6**	**(8,4)**
Cash Operating Profit	**87,6**	**125,8**

Note 1: Financial results of Efes Invest, which was acuired by CCI in 14.11.2005 and is a 87.6% subsidiary, are fully consolidated in CCI's consolidated income statement for the 6 month period ending 30.06.2006, wheras the results for the 6 months period ending 30.06.2005 are not included in CCI's financial results.

Note 2:Cash Operating Profit ("COP") comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to profit from operations.

Note 3:Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB Regulations.

COCA-COLA İ ÇECEK
Highlighted Consolidated Balance Sheet Items as of 30.06.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2005	30.06.2006
Cash, cash equivalents and marketable securities	48,6	187,1
Trade receivables, net	117,0	260,9
Inventories	112,8	218,5
Total current assets	**316,6**	**706,5**
Investments	2,6	2,9
Property, plant and equipment, net	594,7	671,5
Intangible Assets, net	250,0	297,8
Total non-current assets	**899,3**	**1.028,3**
Total Assets	**1.215,9**	**1.734,8**
Trade payable (net)	45,6	161,7
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	331,3	418,2
Other payables	26,2	54,7
Total current liabilities	**451,1**	**704,3**
Long-term debt, net of current portion	8,7	184,4
Total non-current liabilities	**44,2**	**207,6**
Minority Interests	54,3	66,8
Shareholder's Equity	**666,2**	**756,1**
Total Liabilities and Shareholders' Equity	**1.215,9**	**1.734,8**

Note 1: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB Regulations.

Not 2: Financial results of Efes Invest,which CCI acquired in 14.11.2005 and is a 87,6% subsidiary, are fully consolidated in CCI's balance sheets as of 31.12.2005 and 30.06.2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

INTERNATIONAL COCA-COLA OPERATIONS
Consolidated Summary Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million USD)

	2005/6	2006/6
Volume (m U/C)	21,7	34,1
Net Sales	52,9	89,2
Gross Profit	18,3	27,5
Profit From Operations	8,6	7,5
Other Income From Operations	0,7	0,4
Other Expense From Operations	(0,4)	(0,3)
Financial Expense	(0,8)	(1,8)
Operating Profit	8,1	5,9
Monetary Gain or Loss (net)	0,8	(0,1)
Minority Interest	(0,6)	(0,5)
Income Before Tax	8,3	5,3
Income Tax	(1,9)	(2,9)
Net Income	6,4	2,4
Cash Operating Profit	11,4	13,7

Note 1: Sales volumes include non-alcoholic carbonated and non-carbonated beverages as well as distributed beer products.

Note 2: Coca-Cola Bottling Company of Jordan, the 90,0% subsidiary of Efes Invest, acquired in 29.12.2005 are fully consolidated in Efes Invest's financial results for the period ending 30.06.2006, but not included in the financial statements for the period ending 30.06.2005.

Note 3: Cash Operating Profit ("COP") comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to profit from operations.

Note 4: Figures for Efes Invest are obtained from consolidated financial results prepared in accordance with IFRS as per CMB Regulations.

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

INTERNATIONAL COCA-COLA OPERATIONS
Highlighted Consolidated Balance Sheet Items as of 30.06.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million USD)

	31.12.2005	30.06.2006
Cash, cash equivalents and marketable securities (net)	8,7	16,5
Trade receivables, net	5,5	9,5
Inventories (net)	26,0	43,1
Total current assets	47,8	77,6
Investments (net)	2,0	1,8
Property, plant and equipment, net	97,8	111,1
Intangible Assets	2,4	2,4
Total non-current assets	102,4	115,3
Total Assets	150,2	192,9
Trade payables	16,3	30,9
Short-term borrowings (including current portion of long-term debt and lease obligations)	33,4	47,9
Other payables	6,3	8,0
Total current liabilities	58,6	92,1
Long-term debt, net of current portion	6,5	12,0
Total non-current liabilities	12,1	18,4
Minority Interests	8,9	9,3
Shareholder's Equity	70,6	73,0
Total Liabilities and Shareholders' Equity	150,2	192,9

Note 1: Figures for Efes Invest are obtained from consolidated financial results prepared in accordance with IFRS as per CMB Regulations.

Note 2: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 3: Coca-Cola Bottling Company of Jordan, the 90.0% subsidiary of Efes Invest, acquired in 29.12.2005 are fully consolidated in Efes Invest's balance sheets as of 31.12.2005 and 30.06.2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
September 1st, 2006

TURKEY COCA-COLA OPERATIONS
Summary Income Statement For the 6 Month Period Ended 30.06.2006 and 30.06.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2005/6	2006/6
Volume (m U/C)	144,0	160,0
NET SALES	**540,2**	**646,6**
GROSS PROFIT	**163,8**	**210,6**
PROFIT FROM OPERATIONS	**51,2**	**71,1**
Other Income From Operations	11,6	33,8
Other Expense From Operations	(7,9)	(32,1)
Financial Expense	(6,8)	(91,8)
OPERATING PROFIT	**48,1**	(19,0)
Minority Interest	0,0	0,0
INCOME BEFORE TAX	**48,1**	**(19,0)**
Income Tax	(6,5)	7,5
NET INCOME	**41,6**	**(11,5)**
CASH OPERATING PROFIT	87,6	107,2

Note 1: Cash Operating Profit ("COP") comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to profit from operations.

Note 2: Figures for CCI are prepared in accordance with IFRS as per CMB Regulations.

TURKEY COCA-COLA OPERATIONS
Highlighted Balance Sheet Items as of 30.06.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2005	30.06.2006
Cash, cash equivalents and marketable securities (net)	36,9	160,7
Trade receivables, net	109,6	245,7
Inventories (net)	80,7	158,8
Total current assets	**260,4**	**591,5**
Investments (net)	331,2	331,2
Property, plant and equipment, net	461,1	490,5
Intangible Assets	2,2	1,9
Total non-current assets	**809,4**	**835,5**
Total Assets	**1.069,7**	**1.427,0**
Trade payables, net	31,1	111,5
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	286,5	341,4
Other Payables	14,2	49,6
Total current liabilities	**372,5**	**556,5**
Long-term debt, net of current portion	0,0	165,2
Total non-current liabilities	**37,4**	**187,5**
Minority Interests	0,0	0,0
Shareholder's Equity	**659,9**	**683,0**
Total Liabilities and Shareholders' Equity	**1.069,7**	**1.427,0**

Note 1: Figures for CCI are prepared in accordance with IFRS as per CMB Regulations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

File: 082-04144

September 15, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the consolidated interim financial statements as of and for the period ending 30.06.2006 together with independent auditor's review report.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements As of June 30, 2006 Together With Independent Auditors' Review Report

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish)

REVIEW REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ FOR THE INTERIM ACCOUNTING PERIOD JANUARY 1, - JUNE 30, 2006

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayi Anonim Şirketi;

We have reviewed the accompanying consolidated balance sheet of Anadolu Efes Biracılık ve Malt Sanayi Anonim Şirketi (the Company) as of June 30, 2006 and the related consolidated interim statements of income for the six-month period then ended in accordance with the limited review principles, basis and standards issued by Capital Market Board (CMB). We did not review the financial statements of a jointly controlled entity and a subsidiary which statements reflect total assets and revenues constituting 3 percent of the related consolidated totals. Those statements were reviewed by other auditors whose reports have been furnished to us, and our review, insofar as it relates to the amounts included for these entities are based solely upon the reports of the other auditors. The scope our review on interim consolidated financial statements is limited as compared to the audit that are made in accordance with the generally accepted auditing principles, basis and standards. In order to understand the basis of preparation of interim consolidated financial statements, our review principally consisted of applying analytical procedures, gathering information and applying other limited review procedures and techniques as required for limited review engagements. Therefore, our review report should be considered on different grounds than the annual independent auditors' report.

Based on our review, nothing has come to our attention that causes to believe that the consolidated interim financial statements are not presented fairly in accordance with the generally accepted accounting standards issued by the CMB (Note 2) and the generally accepted principles and rules for review engagements.

Additional paragraph for convenience translation to English:

As of June 30, 2006, the accounting principles described in Note 2 (defined as CMB Accounting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board with respect to the lack of application of inflation accounting in 2005 and the presentation format of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan, SMMM
Partner

August 29, 2006
İstanbul, Turkey

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements as of June 30, 2006

TABLE OF CONTENTS

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2006	Audited December 31, 2005
ASSETS			
Current Assets		**1.459.050**	936.487
Cash and Cash Equivalents	4	**441.676**	348.618
Available for Sale Securities (net)	5	**3.325**	2.975
Trade Receivables (net)	7	**557.461**	299.384
Lease Receivables (net)		-	-
Due from Related Parties (net)	9	**2.230**	2.201
Other Receivables (net)	10	**75.037**	40.131
Biological Assets (net)		-	-
Inventories (net)	12	**352.088**	208.207
Receivables from Continuing Construction Contracts (net)		-	-
Deferred Tax Asset		-	-
Other Current Assets	15	**27.233**	34.971
Non-Current Assets		**2.809.988**	1.824.547
Trade Receivables (net)		-	-
Lease Receivables (net)		-	-
Due from Related Parties (net)		-	-
Other Receivables (net)	10	**14.532**	5.864
Investments (net)	16	**38.243**	43.207
Positive/Negative Goodwill (net)	17	**793.638**	589.316
Investment Property (net)		-	-
Property, Plant and Equipment (net)	19	**1.648.115**	1.038.802
Intangible Assets (net)	20	**291.934**	133.021
Deferred Tax Asset	14	**12.515**	1.401
Other Non-Current Assets	15	**11.011**	12.936
Total Assets		**4.269.038**	2.761.034

The policies and explanatory notes on pages 6 through 41 form an integral part of these consolidated interim financial statements.

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2006	Audited December 31, 2005
LIABILITIES			
Current Liabilities		**1.956.193**	855.405
Short-term Borrowings (net)	6	**1.306.393**	428.936
Current Portion of Long-term Borrowings (net)	6	**121.342**	30.114
Lease Obligations (net)	6,8	**591**	348
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**261.625**	102.492
Due to Related Parties (net)	9	**20.203**	20.424
Advances Received	21	**4.911**	1.557
Deferred Income from Continuing Construction Contracts		-	-
Provisions	23	**29.474**	12.950
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**211.654**	258.584
Non-Current Liabilities		**431.487**	306.468
Long-term Borrowings (net)	6	**147.530**	59.566
Lease Obligations (net)	6,8	**1.371**	929
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**38.032**	32.370
Deferred Tax Liability	14	**31.263**	39.067
Other Liabilities (net)	15	**213.291**	174.536
MINORITY INTEREST		**314.376**	214.227
EQUITY		**1.566.982**	1.384.934
Issued Capital	25	**112.877**	112.877
Treasury Shares		-	-
Capital Reserves	26	**277.158**	277.158
Share Premium		-	-
Income on Common Stock Disposals		-	-
Revaluation Fund		-	-
Financial Assets Value Increment Fund		-	-
Adjustment to Issued Capital		**277.158**	277.158
Profit Reserves		**308.912**	81.525
Legal Reserves	27	**156.405**	139.019
Statutory Reserves		-	-
Extraordinary Reserves	27	**110.542**	65.522
Special Reserves	16,27	**17.273**	(6.925)
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**24.692**	(116.091)
Net Income		**109.550**	290.590
Accumulated Profits		**758.485**	622.784
Total Liabilities and Equity		**4.269.038**	2.761.034

The policies and explanatory notes on pages 6 through 41 form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM INCOME STATEMENT

For the six-month period ended June 30, 2006

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed January 1- June 30, 2006	Unreviewed April 1- June 30, 2006	Reviewed January 1- June 30, 2005	Unreviewed April 1- June 30, 2005
OPERATING REVENUE					
Sales (net)	33,36	1.232.896	808.490	747.868	451.481
Cost of Sales (-)	36	(628.220)	(400.570)	(346.775)	(203.424)
Service Income (net)	36	-	-	-	-
Other income from operations, (net)	36	-	-	-	-
GROSS OPERATING PROFIT		604.676	407.920	401.093	248.057
Operating Expenses (-)	37	(391.194)	(234.579)	(263.300)	(142.989)
PROFIT FROM OPERATIONS		213.482	173.341	137.793	105.068
Other Income	38	26.310	16.634	34.518	28.633
Other Expense (-)	38	(10.806)	(8.402)	(12.343)	(3.743)
Financial Expense (-)	39	(84.996)	(74.401)	(9.201)	(4.967)
OPERATING INCOME		143.990	107.172	150.767	124.991
Monetary gain / (loss)	40	-	-	-	-
Minority Interest	24	(6.231)	(9.658)	(6.843)	(10.829)
INCOME BEFORE TAX		137.759	97.514	143.924	114.162
Income Tax	41	(28.209)	(12.375)	(40.120)	(26.446)
NET INCOME		109.550	85.139	103.804	87.716
EARNINGS PER SHARE (FULL YTL)	42	0,00097	0,00075	0,00092	0,00078

The policies and explanatory notes on pages 6 through 41 form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
For the six-month period ended June 30, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Historical Issued Capital	Adjustment To Issued Capital	Restated Issued Capital	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2004	**112.877**	**277.158**	**390.035**	**186.339**	**2.815**	**(115.832)**	**232.347**	**441.840**	**1.137.544**
Transfer of net income to the accumulated profits	-	-	-	18.202	-	-	(130.715)	112.513	-
Dividend paid	-	-	-	-	-	-	(101.632)	-	(101.632)
Currency translation differences	-	-	-	-	-	(13.033)	-	-	(13.033)
Securities value increase fund	-	-	-	-	4.283	-	-	-	4.283
Reserve for shares of associates (Note 27)	-	-	-	-	(16.088)	-	-	-	(16.088)
Net income for the year	-	-	-	-	-	-	103.804	-	103.804
Balance at June 30, 2005	**112.877**	**277.158**	**390.035**	**204.541**	**(8.990)**	**(128.865)**	**103.804**	**554.353**	**1.114.878**
Currency translation differences	-	-	-	-	-	(3.789)	-	-	(3.789)
Loss recognized in income statement due to sale of subsidiary	-	-	-	-	-	16.563	-	-	16.563
Intra-group portion of gain from sales of subsidiary to associate	-	-	-	-	-	-	-	68.431	68.431
Securities value increase fund	-	-	-	-	15.592	-	-	-	15.592
Reserve for shares of associates (Note 27)	-	-	-	-	(13.527)	-	-	-	(13.527)
Net income for the year	-	-	-	-	-	-	186.786	-	186.786
Balance at December 31, 2005	**112.877**	**277.158**	**390.035**	**204.541**	**(6.925)**	**(116.091)**	**290.590**	**622.784**	**1.384.934**
Transfer of net income to the accumulated profits	-	-	-	62.406	-	-	(185.663)	123.257	-
Dividend paid	-	-	-	-	-	-	(104.927)	-	(104.927)
Currency translation differences	-	-	-	-		140.783	-	-	140.783
Securities value increase fund	-	-	-	-	(5.417)	-	-	-	(5.417)
Reserve for shares of associates (Note 27)	-	-	-	-	29.615	-	-	-	29.615
Gain on sale of shares of joint venture (Note 27)	-	-	-	-	-	-	-	12.444	12.444
Net income for the year	-	-	-	-	-	-	109.550	-	109.550
Balance at June 30, 2006	**112.877**	**277.158**	**390.035**	**266.947**	**17.273**	**24.692**	**109.550**	**758.485**	**1.566.982**

The policies and explanatory notes on pages 6 through 41 form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the six-month period ended June 30, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2006	Reviewed June 30, 2005
Cash flows from operating activities			
Net profit before income tax and minority interest		**143.990**	150.767
Adjustments for:			
Depreciation and amortization expenses	19,20,44	**87.902**	65.598
(Gain) / loss on sale of fixed assets, net	38	**(1.607)**	702
Impairment on fixed assets	38	**1.515**	-
Provision for retirement pay liability	23	**2.549**	2.701
Provision for vacation pay liability		**3.149**	1.511
Foreign exchange (gain) / loss raised from loans, net	39	**50.821**	962
Interest expense	39	**33.634**	6.592
(Income) / loss from associates, net	16,38	**110**	(22.164)
Other (income) / expense, net		**(9)**	(210)
Operating profit before changes in operating assets and liabilities		**322.054**	206.459
Increase in trade receivables and due from related parties, net		**(252.877)**	(73.039)
Increase in inventories, net		**(107.635)**	(22.939)
Change in other assets and liabilities		**100.615**	61.210
Increase in trade payables and due to related parties, net		**150.314**	54.733
Retirement pay liability paid	23	**(1.214)**	(765)
Taxes paid		**(30.688)**	(17.448)
Net cash provided by operating activities		**180.569**	208.211
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	19,20	**(204.483)**	(145.538)
Proceed from sale of property, plant and equipment		**5.717**	902
Dividends received from associates		**-**	26.128
Acquisition of subsidiaries, net of cash acquired	32	**(566.105)**	(127.230)
Proceed from sale of shares of joint venture	27	**45.170**	-
Net cash used in investing activities		**(719.701)**	(245.738)
Cash flows from financing activities			
Dividends paid		**(104.927)**	(101.632)
Dividends paid to minority shareholders		**(451)**	(1.209)
Proceeds from short-term and long-term debt		**1.003.554**	196.510
Repayment of short-term and long-term debt		**(272.899)**	(74.140)
Time deposits with maturity more than three months	4	**(3.284)**	-
Interest paid		**(25.028)**	(5.276)
Net cash provided by financing activities		**596.965**	14.253
Net increase / (decrease) in cash and cash equivalents		**57.833**	(23.274)
Currency translation differences on cash and cash transactions, net		**32.291**	(6.742)
Cash and cash equivalents at the beginning of the period		**351.593**	260.172
Cash and cash equivalents at the end of the period	43	**441.717**	230.156

The policies and explanatory notes on pages 6 through 41 form an integral part of these consolidated interim financial statements.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the Istanbul Stock Exchange (ISE).

The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated interim financial statements of the Group are approved by the Chief Financial Officer as to be submitted for the final opinion of audit company on August 29, 2006. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates fifteen beer factories (five in Turkey and ten in other countries), five malt production facilities (two in Turkey, three in Russia), ten Coca-Cola bottling plants (five in Turkey and five in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey and a brewery, Interbrew Efes Brewery S.A., in Romania.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan and a malt production company in Russia.

List of Shareholders

As of June 30, 2006 and December 31, 2005, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2006		December 31, 2005	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.601**	**30,65**	33.601	29,77
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.533	17,30
Anadolu Endüstri Holding A.Ş. (AEH)	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.703**	**44,04**	50.890	45,09
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at June 30, 2006 and December 31, 2005 are as follows:

Subsidiary	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	December 31, 2005
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	70,22	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	49,86	49,86
OAO Amstar (Amstar)	Russia	Production of beer	49,86	49,86
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	49,86	49,86
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	42,38	42,38
OAO Krasny Vostok Solodovpivo (KV Group) (2)	Russia	Production and marketing of beer	65,20	-
ZAO Siberian Brewery Company (2)	Russia	Production of beer	68,48	-
OOO Vostok Solod (2)	Russia	Production of malt	65,20	-
OOO KV-Invest (2)	Russia	Finance	65,20	-
OOO Tsentralny Torgovy Dom (2)	Russia	Sales company	65,20	-
ZAO Moskovskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
ZAO Samarskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
ZAO Saratovskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
ZAO Ufimskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Volgogradskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Voronezhskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Donskoi Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Ekaterinburgskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Krasnodarskii torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Krasnoyarskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Kurskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Nizhegorodskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Nizhnekamskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Novosibirskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Omskii Dom (2)	Russia	Sales company	65,20	-
OOO Permskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Rostovskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Sankt-Peterburgskii torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Tomskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
OOO Chelyabinskii Torgovyii Dom (2)	Russia	Sales company	65,20	-
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	70,22	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	67,76	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	58,65	58,65
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	51,23	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	70,22	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	70,23	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	79,18	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	70,22	70,22
Euro-Asian Brauerein Holding GMBH (Euro-Asian)	Germany	Investment company of EBI	70,22	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	100,00	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	99,75	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	100,00	100,00
Cypex Co. Ltd. (Cypex)	Cyprus	Marketing and distribution of beer	100,00	100,00
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	99,75	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	99,75	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.
(2) These companies have been acquired in February 2006 as "KV Group" by EBI and included in the scope of consolidation by then. Refer to Note 32 for detailed information.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at June 30, 2006 and December 31, 2005 are as follows:

Joint Venture	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % June 30, 2006	December 31, 2005
Coca-Cola İçecek A.Ş. (CCİ) (1)	Turkey	Production, bottling, of Coca-Cola products	**51,22**	51,22
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	**51,21**	51,21
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye) (2)	Turkey	Operating a natural spring water	**51,21**	-
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (3)	Turkey	Facilitating investments in soft drinks in foreign countries	**44,88**	44,88
J.V.Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	**39,29**	39,29
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of Efes Sınai	**41,72**	41,72
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	**40,35**	40,35
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	**40,39**	40,39
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of Efes Sınai	**44,88**	44,88
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of Efes Sınai	**22,44**	22,44
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	**40,39**	40,39
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	**45,18**	45,18
Interbrew Efes Brewery S.A. (Interbrew Efes) (4)	Romania	Production of beer	**35,11**	35,11

(1) Initial public offering of CCİ has been realized in May 2006 and shares are currently traded on ISE.
(2) Refer to Note 32 for detailed information.
(3) Shares of Efes Sınai are currently traded on ISE and The London Stock Exchange.
(4) Interbrew Efes is sold in August 2006 (Note 34).

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated interim financial statements of the Group have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board ("CMB Accounting Standards"). The CMB has issued Communiqué no. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board (IASB) and the International Accounting Standards Committee (IASC) will also be considered to be compliant with the CMB Accounting Standards.

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

The consolidated interim financial statements have been prepared under the alternative application defined by the CMB as explained above and are presented using the compulsory standard formats as prescribed by the CMB.

The Group Companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by the Turkish Capital Market Board; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated interim financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards.

Seasonality of operations

Beer and soft drinks consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and turnover during the first half of the year. The figures for the first half include the effects of the seasonal variations. The results of business operations for the first six-months up to June 30, 2006 do not necessarily constitute an indicator for the results to be expected for the overall fiscal year.

Functional and Reporting Currency

The measurement and presentation currency of the Company is YTL.

Measurement and Reporting Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Measurement Currency	
		June 30, 2006	June 30, 2005
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	USD	USD
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazahk Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert	Yugoslavin Dinar (YUM)	YUM	YUM
Efes Zajecar	YUM	YUM	YUM
Interbrew Efes	New Romanien Leu (ROL)	EURO	EURO
Efes Sınai	YTL	USD	USD
Efes Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Tonus	Various	Various	Various

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their measurement currencies.

Comparative Information

To be consistent with current year presentation, deposits and guarantees taken in the prior year consolidated balance sheet amounting to YTL 5.199 is reclassed from short-term trade payables to other current liabilities and advertising and promotion materials amounting to YTL 4.141 is reclassed from other current assets to inventory.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated interim financial statements when there is a legally enforcable right to set-off the recognised amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

Basis of Consolidation

The consolidated interim financial statements comprise the financial statements of the Group drawn up to reporting date. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation. According to this method, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated interim balance sheet and consolidated interim income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated interim financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The purchase method of accounting is used for acquired business. Subsidiaries or joint ventures, acquired or disposed of during the year are included in the consolidated interim financial statements from the date of acquisition or to the date of disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal accounting policies adopted during the preparation of the consolidated financial statements of the Group are as follows:

Financial Assets

Investment in Associates

The Group's investments in associates are accounted for under the equity method of accounting. There are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the consolidated interim balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value.

The consolidated interim income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated interim financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

Available for Sale Securities

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment.

After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

Positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "special reserves" as "securities value increase fund" in the consolidated interim balance sheet.

Investments classified as available-for-sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment. Non-monetary assets are carried at cost, translated into the respective measurement currencies using the exchange rate at the date of the transaction (historical rate).

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

All marketable securities are initially recognized at cost, considered to reflect the fair value and include all expenses incurred during purchase.

The following valuation of marketable securities classified as available for sale after the first recognition is based on market price. The gain or loss due to change in the market price, until the related security is sold, converted to the cash or disposed with another way or is exposed to impairment, is presented as a separate item under shareholders' equity, after this date, accumulated fair value adaptations are related with income and loss applications. Interest amount, calculated by using the effective interest method over the values of the available for sale securities is accounted as interest income. The dividends gained are presented under the dividends revenue on the date of acquisition. The fair values of the marketable securities that are traded in active markets are determined with the fair value in the marketable securities market at the balance sheet date.

Other long term marketable securities, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the financial assets are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

Trade and Other Receivables

Trade receivables, which generally have 5-90 day terms, are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the amount is no longer probable.

The allowance for doubtful receivables is realized through a provision charged to expenses. The allowance is an estimated amount that management believes to be adequate to cover possible future losses on existing receivables that may become uncollectible due to current economic conditions and inherent risks in the receivables.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Leasehold improvements	5 years or the life of the rent agreement
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated interim income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with IFRS 3.

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

In accordance with IFRS 3, the Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

Leases

- Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

- Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Research and Development Costs

Research and development costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions, Contingent Assets and Liabilities

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated interim financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated interim financial statements, but disclosed when an inflow of economic benefits is probable.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

Interest

Revenue is recognized as the interest accrues.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

(Currency-- Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
June 30, 2005	1,3413	1,6167
December 31, 2005	1,3418	1,5875
June 30, 2006	1,6029	2,0095

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the value of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date.

Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits / Employee Termination Benefits

Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated interim financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the year in respect of current and deferred tax.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized.The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as interest rate risk, foreign currency risk, credit risk, liquidity risk, credit risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets of the Group. The Group also has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's measurement currency (YTL). The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties, and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains security when appropriate.

Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a fair value:

- Financial Assets

The fair values of certain financial assets carried at cost, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Segment Reporting

For management purposes, the Group is organized into two major geographical areas until 2005. These areas are the basis upon which the Group reports its primary segment information. Business segment is presented as secondary segment until 2005.

However, as a result of the Group's restructuring and changes in the consolidation scope at the end of 2005, primary segment information is restated from geographical segment to business segment, as effective from January 1, 2006. Comparative information is revised in order to be consistant. Financial information on business segments and geographical is presented in Note 33.

Earnings Per Share

Earnings per share in the consolidated interim income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 4. CASH AND CASH EQUIVALENTS

	June 30, 2006	December 31, 2005
Cash on hand	894	473
Bank accounts (including short-term time deposits)	438.130	346.922
Other	2.652	1.223
	441.676	348.618
Less: Time deposits with maturity more than three months	(3.284)	-
Cash and cash equivalents in cash flow	438.392	348.618

As of June 30, 2006 cash deposits at banks of YTL 85.263 is pledged by Group as collateral for credit facilities of subsidiaries (December 31, 2005 - YTL 149.738). Interest income accrual on time deposits is YTL 1.028 (December 31, 2005 – 321 YTL).

NOTE 5. AVAILABLE FOR SALE SECURITIES

	June 30, 2006	December 31, 2005
Investment funds	2.779	2.576
Government bonds	546	399
	3.325	2.975

Investment funds are valued at its market value at the balance sheet date. The government bonds amounting to YTL 148 under marketable securities are held as a collateral for the usage of credit line (December 31, 2005 – YTL 253).

NOTE 6. BORROWINGS

	June 30, 2006	December 31, 2005
Short-term		
Bank borrowings	1.306.393	428.936
Current portion of long-term borrowings	121.342	30.114
Finance lease obligations	591	348
	1.428.326	459.398
Long-term		
Bank borrowings	147.530	59.566
Finance lease obligations	1.371	929
	148.901	60.495
Total Borrowings	1.577.227	519.893

As of June 30, 2006, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.560.649 (December 31,2005 – YTL 513.502) and interest expense accrual amounting to YTL 16.578 (December 31, 2005 – YTL 6.391).

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

As of June 30, 2006, YTL 127.142 (December 31, 2005 – YTL 206.183) of the total borrowings are secured with the followings:

Related with Ef-Pa;

- There is no cash collaterals (December 31, 2005 – YTL 100.000).

Related with EBI, its' subsidiaries and joint ventures;

- Cash collaterals amounting to YTL 81.979 (December 31, 2005 – YTL 49.738).
- 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand, Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's and Efes Karaganda's property. As of June 30, 2006, related borrowings are totally amounting to YTL 44.665 (December 31, 2005 – YTL 45.533).
- According to the agreement made with EBRD, Efes Moscow and Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.
- There is no secured fixed assets (December 31, 2005 – YTL 5.791).
- There is no secured inventory (December 31, 2005 – YTL 867).

Related with CCİ, its' subsidiaries and joint ventures;

- Cash collaterals amounting to YTL 3.284 (December 31, 2005 – None).
- Certain fixed assets amounting to YTL 2.023 (December 31, 2005 – YTL 2.212).
- Government bonds amounting to YTL 148 (December 31, 2005 – YTL 253).

Total amount of borrowings and the effective interest rates at the balance sheet date were as follows:

	June 30, 2006		December 31, 2005	
	Amount	**Interest range**	Amount	Interest range
Current				
USD and EURO	**996.373**	**Libor + (0,45% - 2,5%)**	32.884	Libor + (0,5% - 1,0%)
denominated borrowings	**264.706**	**1,0% – 8,0%**	260.202	1,0% - 8,0%
Non-Current				
USD and EURO	**105.757**	**Libor + (0,55% - 3,65%)**	42.267	Libor + (2,95% - 3,65%)
denominated borrowings	**41.773**	**4,0% - 10,6%**	16.486	2,0% - 10,6%
Other currency denominated borrowings	**166.656**	**3,8% - 14,8%**	166.777	6,3% - 14,8%
Finance lease obligations	**1.962**	**2,8% - 15,0%**	1.277	2,8% - 15,0%
	1.577.227		519.893	

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	June 30, 2006	December 31, 2005
2007	**16.060**	34.578
2008	**113.204**	18.939
2009	**16.564**	4.874
2010 and thereafter	**1.702**	1.175
	147.530	59.566

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT-TERM TRADE RECEIVABLES

	June 30, 2006	December 31, 2005
Trade receivables	**556.668**	298.165
Notes and cheques receivables	**24.560**	12.660
Deposits and guarantees given	**75**	631
Provision for doubtful accounts (-)	**(23.842)**	(12.072)
	557.461	299.384

SHORT-TERM TRADE PAYABLES

	June 30, 2006	December 31, 2005
Trade payables, net	**261.266**	101.734
Deposits and guarantees received	**359**	758
	261.625	102.492

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee - Finance Lease

Property leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of June 30, 2006 and December 31, 2005, lease obligations are as follows:

	June 30, 2006	December 31, 2005
Short-term lease obligations	**591**	348
Long-term lease obligations	**1.371**	929
	1.962	1.277

Lessee - Operating Lease

The Group has various operating lease agreements for lands in Romania and in Russia, where the subsidiaries operate on, and for machinery and equipment.

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as fixed assets, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions. The Group is controlled by Yazıcılar Holding A.Ş., Anadolu Endüstri Holding A.Ş. and Özilhan Sınai Yatırım A.Ş. which owns 30,65% (December 31, 2005 – 29,77%), 7,84% (December 31, 2005 – 7,84%) and 17,47% (December 31, 2005 – 17,30%) of ordinary shares, respectively. For the purpose of these consolidated interim financial statements, unconsolidated subsidiaries, associates, shareholders and joint venture companies are referred to as related parties. Related parties also include individuals that are principle owners, management and members of the Group's Board of Directors and their families.

BALANCES WITH RELATED PARTIES

a) Due from Related Parties

	June 30, 2006	December 31, 2005
Mutena Maltery (2)	83	168
Turkmenistan CC (3)	141	118
Anadolu Vakfı	-	400
AEH (1) (4)	-	454
Other	216	388
	440	1.528
Receivables from personnel	1.790	673
	2.230	2.201

b) Due to Related Parties

	June 30, 2006	December 31, 2005
Mutena Maltery (2)	4.596	4.807
Oyex Handels GMBH (5)	3.212	4.086
AEH (1) (4)	1.146	3.437
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	744	696
Diğer	1.317	1.315
	11.015	14.341
Payables to personnel	9.188	6.083
	20.203	20.424

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of Efes Sınai
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related parties during the period ended June 30, 2006 and 2005 are as follows:

a) Purchases of Goods and Other Charges

	June 30, 2006	June 30, 2005
Efes Pilsen Spor Kulübü	**13.500**	10.000
AEH (1) (4)	**4.338**	4.994
Anadolu Vakfı	**5.000**	3.900
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**3.953**	3.743
Oyex Handels GMBH (5)	**5.951**	5.144
Mutena Maltery (2)	**2.617**	2.635
AEH Münih (5)	**1.355**	1.156
Çelik Motor Ticaret A.Ş. (5)	**861**	322
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**450**	319
Efes Turizm İşletmeleri A.Ş. (5)	**693**	308
Other	**20**	205
	38.738	32.726

b) Financial Income / (Expense), Net

	June 30, 2006	June 30, 2005
Alternatifbank A.Ş. (2) (5)	**5.312**	3.145
AEH (1) (4)	**7**	1.542
Other	**(106)**	(140)
	5.213	4.547

c) Other Income

	June 30, 2006	June 30, 2005
Anadolu Restaurant İşl. Ltd. Şti. (5)	**148**	-
Other	**356**	512
	504	512

d) Emoluments of Board of Directors

As of June 30, 2006 ve 2005, dividends paid to members of board of directors of the Company is YTL 6.379 and YTL 4.038, respectively. There is no other various compensations to board of directors like salaries, bonus, premiums etc. other than dividend payments.

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of Efes Sınai
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 10. OTHER RECEIVABLES AND PAYABLES

OTHER CURRENT RECEIVABLES

	June 30, 2006	December 31, 2005
Value Added Tax (VAT) deductible and VAT to be transferred	35.894	18.867
Advances given to suppliers	37.646	17.911
Other	1.497	3.353
	75.037	40.131

OTHER NON-CURRENT RECEIVABLES

	June 30, 2006	December 31, 2005
Deferred VAT and other taxes	12.362	3.541
Advances given to suppliers	-	80
Other	2.170	2.243
	14.532	5.864

OTHER CURRENT LIABILITIES

	June 30, 2006	December 31, 2005
Taxes other than on income	173.000	97.331
Deposits and guarantees taken	13.365	5.199
Expense accruals	17.188	4.805
Liability for put option (Note 32)	-	145.140
Other	8.101	6.109
	211.654	258.584

NOTE 11. BIOLOGICAL ASSETS

None (December 31, 2005 – None).

NOTE 12. INVENTORY

	June 30, 2006	December 31, 2005
Finished and traded goods	58.100	43.917
Work-in-process	35.941	27.115
Raw materials	114.689	67.167
Advertising, promotion and packaging materials	46.341	23.931
Supplies	34.520	27.227
Bottles and cases	32.408	21.756
Goods in transit	28.539	2.101
Other	20.548	8.459
Reserve for obsolescence (-)	(18.998)	(13.466)
	352.088	208.207

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2005 – None).

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are recognized based upon temporary differences arising between the financial statements and the statutory tax financial statements in accordance with temporary differences. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

	Assets		Liabilities		Net	
	June 30, 2006	December 31, 2005	**June 30, 2006**	December 31, 2005	**June 30, 2006**	December 31, 2005
Property, plant and equipment	-	-	**(69.711)**	(63.510)	**(69.711)**	(63.510)
Inventory	-	-	**(7.563)**	(3.345)	**(7.563)**	(3.345)
Loss carry forward	**14.498**	9.569	-	-	**14.498**	9.569
Employee termination and other benefits	**7.364**	8.783	-	-	**7.364**	8.783
Unused investment incentives	**3.829**	2.137	-	-	**3.829**	2.137
Expense accruals and other	**32.835**	8.700	-	-	**32.835**	8.700
	58.526	29.189	**(77.274)**	(66.855)	**(18.748)**	(37.666)

The movement of net deferred tax liability is as follows:

Net deferred tax liability (-) as of December 31, 2005	(37.666)
Charged to consolidated interim income statement	15.767
Acquisition	6.568
Currency translation differences	(3.417)
Net deferred tax liability (-) as of June 30, 2006	**(18.748)**

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

OTHER CURRENT ASSETS

	June 30, 2006	December 31, 2005
Prepaid expenses	**21.525**	14.303
Prepaid taxes	**5.708**	20.668
	27.233	34.971

OTHER NON-CURRENT ASSETS

	June 30, 2006	December 31, 2005
Prepaid expenses	**8.316**	10.973
Prepayments for finance lease	**2.695**	1.963
	11.011	12.936

OTHER NON-CURRENT LIABILITIES

	June 30, 2006	December 31, 2005
Liability for put option (Note 31)	**122.784**	102.783
Deposits and guarantees taken	**75.752**	66.030
Deferred VAT and other taxes	**12.363**	4.987
Other	**2.392**	736
	213.291	174.536

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 16. INVESTMENTS

	June 30, 2006	December 31, 2005
Investments in associates	**1.490**	1.354
Investments in securities	**36.753**	41.853
	38.243	43.207

INVESTMENTS IN ASSOCIATES

			June 30, 2006			December 31, 2005		
Entity	**Principal Activity**	**Country**	**Carrying value**	**Ownership Interest (%)**	**Group's share in loss**	Carrying value	Ownership Interest (%)	Group's share in loss
Turkmenistan CC	Production, bottling, distribution and marketing of soft drinks under Coca-Cola brand.	Turkmenistan	**1.490**	**14,92**	**(110)**	1.354	14,92	(368)
			1.490		**(110)**	1.354		(368)

INVESTMENTS IN SECURITIES

	Participation Percentage %		Participation Amount	
	June 30, 2006	December 31, 2005	**June 30, 2006**	December 31, 2005
Alternatifbank	**7,46**	7,46	**30.362**	35.778
ZAO Mutena Maltery (Mutena Maltery)	**16,66**	16,66	**5.341**	4.947
Others			**1.050**	1.128
			36.753	41.853

Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods.

Shares of Alternatifbank are traded on the Istanbul Stock Exchange, and the Group carried the shares of Alternatifbank at fair value in the consolidated interim financial statements. As a result of the valuation, loss amounting to YTL 5.417 (June 30, 2005 – gain amounting to YTL 4.283) is recognized under equity in "special reserves" as "securities value increase fund" in the consolidated interim balance sheet as at June 30, 2006.

NOTE 17. POSITIVE / NEGATIVE GOODWILL

Net carrying amount as of December 31, 2005	589.316
Additions (Note 32)	116.467
Currency translation differences	87.855
Net carrying amount as of June 30, 2006	**793.638**

NOTE 18. INVESTMENT PROPERTY

None (December 31, 2005 – None).

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended June 30, 2006, the movements of property, plant and equipment are as follows:

Cost	December 31, 2005	Additions	Disposals	Acquisitions	Currency translation differences	Transfers	June 30, 2006
Land and land improvements	63.337	1.491	(203)	12.650	8.896	2.357	88.528
Buildings	474.469	612	(36)	131.917	88.485	24.083	719.530
Machinery and equipment	1.503.573	10.498	(16.712)	117.404	161.934	50.519	1.827.216
Vehicles	63.563	3.748	(3.405)	5.043	8.053	746	77.748
Furniture and fixtures	539.434	39.717	(11.581)	5.317	15.069	3.499	591.455
Leasehold improvements	6.345	3	(13)	-	375	115	6.825
Construction in progress	39.316	142.323	-	2.129	17.119	(79.686)	121.201
Advances given	2.595	5.577	-	-	293	(1.633)	6.832
	2.692.632	**203.969**	**(31.950)**	**274.460**	**300.224**	**-**	**3.439.335**

Accumulated depreciation (-)	December 31, 2005	Additions	Disposals	Acquisitions	Currency translation differences	Impairment	June 30, 2006
Land and land improvements	22.039	533	(60)	-	952	-	23.464
Buildings	189.470	7.989	(3)	-	12.538	-	209.994
Machinery and equipment	1.002.974	47.648	(14.113)	-	51.148	1.515	1.089.172
Vehicles	44.363	2.643	(3.055)	-	3.642	-	47.593
Furniture and fixtures	390.325	27.744	(10.598)	-	8.309	-	415.780
Leasehold improvements	4.659	336	(11)	-	233	-	5.217
	1.653.830	**86.893**	**(27.840)**	**-**	**76.822**	**1.515**	**1.791.220**
Net book value	**1.038.802**						**1.648.115**

- Related with EBI, its' subsidiaries and joint ventures;

For short-term and long-term borrowings of the Group, as of June 30, 2006, there is no pledged property, plant and equipment of the Group as security (December 31, 2005 - YTL 5.791) (Note 6).

- Related with CCİ, its' subsidiaries and joint ventures;

As of June 30, 2006, certain items of property, plant and equipment with a total net book value of YTL 565 were pledged as security for the supply of concentrate agreement with Varoise de Concentres S.A. (December 31, 2005 - YTL 816).

As of June 30, 2006, certain items of property, plant and equipment with a total net book value of YTL 2.023 were pledged as security for the Group's borrowings (December 31, 2005 – YTL 2.212) (Note 6).

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS

For the six-month period ended June 30, 2006, movements of intangible assets are as follows:

Cost	December 31, 2005	Additions	Disposals	Acquisitions	Currency translation differences	June 30, 2006
Bottling and distribution agreements	125.696	-	-	-	24.459	150.155
Brands (*)	-	-	-	110.097	24.483	134.580
Rights	7.640	108	(2)	-	14	7.760
Other	10.805	406	(22)	20	1.639	12.848
	144.141	**514**	**(24)**	**110.117**	**50.595**	**305.343**

Accumulated amortization (-)	December 31, 2005	Additions	Disposals	Acquisitions	Currency translation differences	June 30, 2006
Bottling and distribution agreements	-	-	-	-	-	-
Brands	-	-	-	-	-	-
Rights	4.860	515	-	-	-	5.375
Other	6.260	494	(21)	20	1.281	8.034
	11.120	**1.009**	**(21)**	**20**	**1.281**	**13.409**
Net book value	**133.021**					**291.934**

(*) Refer to Note 32 for details.

The "bottling and distribution agreements" and "brands" disclosed in the consolidated interim financial statements have indefinite useful lives, since there is no foreseeable limit to the period over these assets to generate cash inflows. These intangible assets are therefore not amortized.

NOTE 21. ADVANCES RECEIVED

	June 30, 2006	December 31, 2005
Advances received	**4.911**	1.557

NOTE 22. PENSION PLANS

None (December 31, 2005 – None).

NOTE 23. PROVISIONS

SHORT-TERM PROVISIONS

	June 30, 2006	December 31, 2005
Provision for corporate tax	**22.296**	11.405
Other	**7.178**	1.545
	29.474	12.950

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 23. PROVISIONS (continued)

LONG-TERM PROVISIONS

	June 30, 2006	December 31, 2005
Provision for retirement pay liability	**25.970**	24.618
Provision for vacation pay liability	**10.961**	6.678
Long-term incentive plans liability	**1.101**	1.074
	38.032	32.370

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1,7706 and YTL 1,7272 at June 30, 2006 and December 31, 2005 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of June 30, 2006 and December 31, 2005, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	June 30, 2006	December 31, 2005
Discount rate	**5,49%**	5,49%

The movements of retirement pay liability represented in the consolidated interim financial statements are as follows:

Retirement pay liability as of December 31, 2005	24.618
Payments	(1.214)
Interest cost	1.482
Net provision for the year	1.067
Currency translation difference	17
Retirement pay liability as of June 30, 2006	**25.970**

NOTE 24. MINORITY INTEREST

Minority interest is separately classified in the consolidated interim financial statements.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 25. ISSUED CAPITAL

	June 30, 2006	December 31, 2005
(Based on historical value)		
Common share 0,001 full YTL nominal value		
Authorized capital ceiling	**200.000**	200.000
Issued capital	**112.877**	112.877

As of June 30, 2006 and December 31, 2005, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2006		December 31, 2005	
	Amount	%	Amount	%
Yazıcılar Holding A.Ş.	**34.601**	**30,65**	33.601	29,77
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.533	17,30
Anadolu Endüstri Holding A.Ş.	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.703**	**44,04**	50.890	45,09
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00
Restatement effect	**277.158**		277.158	
	390.035		390.035	

As of June 30, 2006 and December 31, 2005, there is not a privileged share representing the capital.

According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit.

NOTE 26. CAPITAL RESERVES

As of June 30, 2006, restated values of capital reserves, which are included in equity and their restatement differences, are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Issued Capital	**112.877**	**277.158**	**390.035**

NOTE 27. PROFIT RESERVES

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the restated profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital. The first and second legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the extraordinary reserve is exhausted.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 27. PROFIT RESERVES (continued)

As of June 30, 2006, restated values of, legal reserves and extraordinary reserves, which are included in equity and their restatement differences, are as follows:

	Historical amount	Equity restatement differences	Restated amount
Legal reserves	50.190	106.215	156.405
Extraordinary reserves	80.241	30.301	110.542
	130.431	136.516	266.947

Based on the CMB Communiqué no. XI-25, which is on the "Accounting Standards in Capital Market", beginning from the 2003 year profit, net profit in the financial statements prepared in accordance with the CMB Accounting Standards will be taken as base for profit distribution. The Company realizes dividend distributions in accordance with the regulations of CMB of Turkey.

CCSD, a subsidiary of CCİ which is proportionately consolidated in consolidated financial statements, acquired 5,02% of CCİ shares in 2005. The Group's 51,22% portion related with the acquisition, was presented as "reserve for shares of associates" in "special reserves" under equity. CCSD sold all of its CCİ shares in May 2006 during the initial public offering of CCİ. The reserve for shares of associates is written off in consideration of the Group's portion related with sale amounting to YTL 45.170 and the gain of the Group amounting to YTL 12.444, after tax deduction, has been transferred in "accumulated profit" as "gain on sale of shares of joint venture" in the consolidated interim balance sheet as of June 30, 2006.

The details of special reserves as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006	December 31, 2005
Securities value increase fund	17.273	22.690
Reserve for shares of associates	-	(29.615)
	17.273	(6.925)

NOTE 28. ACCUMULATED PROFITS

Accumulated profits are separately classified in the consolidated interim financial statements.

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the consolidated subsidiaries and joint ventures operating in Turkey and using YTL as functional currency as of June 30, 2006 and December 31, 2005 are presented below:

	June 30, 2006	December 31, 2005
Foreign currency assets	24.354	30.961
Foreign currency liabilities	(345.846)	(239.286)
Net foreign currency liability	(321.492)	(208.325)

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Group has investment incentives related to its capital expenditures. 100% and 40% of capital expenditures can be used as an allowance in the determination of the tax base.

As of June 30, 2006, Group companies, which preferred to make use of investment allowance, can not utilize this investment incentive because of the non existance of a sufficient positive tax base in the six-month tax period. As of June 30, 2006, the accumulated investment incentive to be utilized is YTL 12.762 (December 31, 2005 – YTL 5.338). A deferred tax asset due to the investment incentive for the following years, which can be utilized until December 31, 2008, amounting to YTL 3.829 (December 31, 2005 – YTL 2.137) has been reflected to the consolidated interim financial statements.

NOTE 31. COMMITMENTS AND CONTINGENCIES

Related with Anadolu Efes, Ef-Pa ve Tarbes

a) As of June 30, 2006 and December 31, 2005, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 7.170 and YTL 6.981, respectively.

b) In relation to financing the new brewery constructed in Almaty by Efes Karaganda, the related subsidiary has obtained loans from the EBRD and EBI has committed to support the completion of the related project together with the Company. The referred commitment is not related to reimbursement of the related loan, but only on completion of the project. The upper limit for Efes Karaganda is USD 9,5 million. Currently, the technical investment concerning the construction of factory has been completed.

Related with EBI, its' subsidiaries and joint ventures

Put options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 Financial Instruments, participation interests related with above mentioned put option has been regarded as liability in the consolidated interim financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 122.784 was presented in other non-current liabilities as 'liability for put options' in the consolidated interim balance sheet.

Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

Related with CCİ, its' subsidiaries and joint ventures

Letter of guarantees

As of June 30, 2006, CCİ's letter of guarantees given to various enterprices are amounting to YTL 2.720 (December 31, 2005 – YTL 2.325).

Pledges

Related to the loan issued by a bank to Almaty CC, there is a pledge agreement with the bank on Almaty CC's inventories amounting to YTL 1.478 (December 31, 2005 - YTL 1.237).

As of June 30, 2006 and December 31, 2005, certain items of property, plant and equipment of Azerbaijan CC with a total net book value of YTL 565 and YTL 816 respectively were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A. (Note 19).

NOTE 32. BUSINESS COMBINATIONS

A put option was granted to Amsterdam Brewery Investments B.V. by EBI that may be exercisable between 2005 and 2007 to sell its Efes Moscow shares to EBI at an option price to be determined by an independent valuation. Such put option was exercised by Amsterdam Brewery Investments B.V. in February 2006 to a cash consideration of YTL 142.811.

With the realization of above mentioned put option, liability in the consolidated financial statements as at December 31, 2005 amounting YTL 145.140 (Note 10) is terminated and resulting goodwill is recognized in the consolidated interim financial statements amounting YTL 970.

In February 2006, EBI has acquired 92,34% shares of KV Group, which operates in Russia, for a cash consideration of YTL 480.822. The goodwill arising from this acquisition amounting to YTL 112.092 and the brands which have been accounted according to their fair values amounting to YTL 110.097, are recognized in the consolidated interim financial statements (Note20).

In addition to the KV Group purchase stated above, EBI has acquired an additional 0,51% portion in June 2006 with a purchase consideration of YTL 2.608 and the goodwill arising during the purchase amounting to YTL 15 is recognized in the consolidated interim financial statements.

In March 2006, CCİ has acquired 99,99% shares of Mahmudiye which operates in natural spring water business. The Group's share in acquisition cost and resulting goodwill, which is calculated from Mahmudiye's provisonal financial statements are amounting to YTL 5.603 and YTL 3.390, respectively. Provisionally recognized goodwill in the consolidated interim financial statements is subject to revision in accordance with IFRS 3.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

The fair value of net assets of the companies acquired during 2006 and the information related with the minority portions acquired are as follows:

	Mahmudiye(*)	KV Group	KV Group minority share	Efes Moscow minority share	Total
Cash and cash equivalents	-	65.739	-	-	65.739
Trade receivables	31	3.501	-	-	3.532
Due from related parties	-	1.696	-	-	1.696
Inventories	-	36.246	-	-	36.246
Other current assets	121	21.316	-	-	21.437
Property, plant and equipment	3.042	271.418	-	-	274.460
Intangible assets	-	110.097	-	-	110.097
Deferred tax assets	-	6.568	-	-	6.568
Other non-current assets	-	13	-	-	13
Financial liabilities	(302)	(81.666)	-	-	(81.968)
Trade payables	(51)	(6.181)	-	-	(6.232)
Due to related parties	-	(2.366)	-	-	(2.366)
Other liabilities	(628)	(27.064)	-	-	(27.692)
Fair value of net assets acquired	**2.213**	**399.317**	**-**	**-**	**401.530**
Group's share	51,22%	92,34%	0,51%	12,37%	
Group's share in net assets	**2.213**	**368.730**	**2.593**	**141.841**	**515.377**
Total cash consideration	5.603	480.822	2.608	142.811	631.844
Goodwill	**3.390**	**112.092**	**15**	**970**	**116.467**
Total cash consideration	5.603	480.822	2.608	142.811	631.844
Net cash acquired with the subsidiary (-)	-	(65.739)	-	-	(65.739)
Net cash outflow on acquisition	**5.603**	**415.083**	**2.608**	**142.811**	**566.105**

(*) Net assets related with Mahmudiye, are presented using the joint venture rate (51,22%) in the table above.

Transactions related with 2005

Anadolu Efes restructured its soft drinks operations in 2005. In respect of the restructuring, Ef-Pa, a 100% subsidiary, Group became the sole participant after the capital increase of CCİ, and increased its ownership in CCİ from 45,60% to 51,22%, where pre-emptive rights of other CCİ shareholders were restricted. On the other hand, Anadolu Efes sold all of its 51,87% share ownership in its subsidiary, Efes Sınai, to CCİ in exchange for a cash consideration of YTL 196.045.

As a result of the sales transaction mentioned above, the Group increased its shareholding in CCİ to 51,22% as of December 31, 2005, where it was included in the consolidation for by using equity method with a rate of 33,33% as of December 31, 2004. As a result of these transactions, there has been a net cash outflow from the Group amounting to YTL 98.942 and goodwill resulting from these transactions, amounting to YTL 139.774, has been presented in the consolidated financial statements. Total gain on the sales transaction of Efes Sınai shares amounting to YTL 133.608, is accounted in accumulated profits under shareholders' equity as YTL 68.431, which represents the Group's 51,22% ownership share in CCİ and the remaining balance of YTL 65.177 in "other income" in the consolidated income statement.

Following CCİ's purchase of 51,87% Efes Sınai shares owned by Anadolu Efes, an additional 35,76 % shares were purchased by CCİ for a cash consideration amounting to YTL 135.185 and CCİ increased its shareholding percentage on Efes Sınai to 87,63%. Consequently, at the Group level, the acquisition of these additional Efes Sınai shares resulted in net cash outflow of YTL 69.239 and a goodwilll amounting to YTL 7.971.

On December 29 2005, the Group acquired Jordan CC for a cash consideration amounting to YTL 4.371 and negative goodwill resulting from the transaction, amounting to YTL 4.921, was recognised in "other income" in the consolidated income statement.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 33. SEGMENTAL INFORMATION

As a result of the Group's restructuring and changes in the consolidation scope at the end of 2005, primary segment information is restated from geographical segment to business segment, as effective from January 1, 2006. Comparative information is revised in order to be consistent.

Business Segment

Information per business segments as of June 30, 2006 and 2005 are as follows:

	January 1 - June 30, 2006			
Sales	**Beer**	**Soft Drink**	**Unallocated**	**Group**
Segment sales	847.076	390.824	-	1.237.900
Inter-segment sales	(4.514)	(490)	-	(5.004)
Total Sales	**842.562**	**390.334**	**-**	**1.232.896**
Gross Operating Profit of Segment	**474.451**	**130.456**	**(231)**	**604.676**

	April 1 - June 30, 2006			
Sales	**Beer**	**Soft Drink**	**Unallocated**	**Group**
Segment sales	561.113	250.713	-	811.826
Inter-segment sales	(3.282)	(54)	-	(3.336)
Total Sales	**557.831**	**250.659**	**-**	**808.490**
Gross Operating Profit of Segment	**317.500**	**90.741**	**(321)**	**407.920**

	January 1 - June 30, 2005			
Sales	Beer	Soft Drink	Unallocated	Group
Segment sales	685.791	70.959	-	756.750
Inter-segment sales	(5.985)	(2.897)	-	(8.882)
Total Sales	679.806	68.062	-	747.868
Gross Operating Profit of Segment	373.766	27.588	(261)	401.093

	April 1 - June 30, 2005			
Sales	Beer	Soft Drink	Unallocated	Group
Segment sales	414.819	42.762	-	457.581
Inter-segment sales	(4.153)	(1.947)	-	(6.100)
Total Sales	410.666	40.815	-	451.481
Gross Operating Profit of Segment	229.514	17.939	604	248.057

Geographical Segment

Informations per geographical segments as of June 30, 2006 and 2005 are as follows:

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Revenues				
Domestic revenues	**764.643**	**475.441**	374.734	220.527
Foreign revenues	**468.253**	**333.049**	373.134	230.954
Total Sales (net)	**1.232.896**	**808.490**	747.868	451.481

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 34. SUBSEQUENT EVENTS

In July 2006, the Supervisory Board of EBI has authorized the Board of Management to initiate the procedures for a capital increase, in the form of a Rights Issue, amounting in a range between USD 250 million and USD 300 million.

The Group sold all of its 50% share in Interbrew Efes to its joint venturer partner to a cash consideration of EURO 20,8 million in August 2006.

In August 2006, EBI's Board of Management has resolved to initiate negotiations with EL&EL Ltd. in order to buy-out their shareholding stake of 7,89% in Efes Moscow.

The Group is in the process of arranging a syndication loan facility of USD 500 million which will provide refinancing of the bridge facility of USD 500 million provided in February 2006. With the end of the process, USD 200 million and USD 300 million are planned to be utilized by Anadolu Efes and EBI, respectively.

NOTE 35. DISCONTINUING OPERATIONS

None (December 31, 2005 - None).

NOTE 36. OPERATING INCOME

Revenues	January 1 - June 30, 2006	April 1 - June 30, 2006	January 1 - June 30, 2005	April 1 - June 30, 2005
Domestic revenues	**764.643**	**475.441**	374.734	220.527
Foreign revenues	**468.253**	**333.049**	373.134	230.954
Total Sales (net)	**1.232.896**	**808.490**	747.868	451.481
Cost of sales	**(628.220)**	**(400.570)**	(346.775)	(203.424)
Gross Operating Profit	**604.676**	**407.920**	401.093	248.057

As of June 30, 2006 and 2005, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 407.686 and YTL 375.288, respectively.

NOTE 37. OPERATING EXPENSES

	January 1 - June 30, 2006	April 1 - June 30, 2006	January 1 - June 30, 2005	April 1 - June 30, 2005
Marketing, selling and distribution expenses	**(287.067)**	**(175.642)**	(184.369)	(103.370)
General and administrative expenses	**(104.127)**	**(58.937)**	(78.931)	(39.619)
	(391.194)	**(234.579)**	(263.300)	(142.989)

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 38. OTHER INCOME / EXPENSE

OTHER INCOME

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Interest income	**13.437**	**7.873**	7.028	3.238
Scrap and other materials sales income	**4.498**	**2.603**	1.895	1.894
Fixed assets sales income	**3.024**	**1.748**	1.627	1.561
Income / (loss) from associates, net	**(110)**	**(50)**	22.164	21.589
Other income	**5.461**	**4.460**	1.804	351
	26.310	**16.634**	34.518	28.633

OTHER EXPENSE

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Foreign exchange gain / (loss), net	**2.402**	**1.048**	(3.904)	(722)
Donations	**(5.000)**	**(3.000)**	(3.900)	(1.800)
Fixed assets sales loss	**(1.417)**	**(848)**	(925)	(888)
Impairment on fixed assets	**(1.515)**	**(1.515)**	-	-
Count differences	**(564)**	**(324)**	(357)	(234)
Packaging material loss	**(177)**	**(99)**	(1.745)	(36)
Other expenses	**(4.535)**	**(3.664)**	(1.512)	(63)
	(10.806)	**(8.402)**	(12.343)	(3.743)

NOTE 39. FINANCIAL EXPENSES

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Interest expenses	**(33.634)**	**(22.608)**	(6.592)	(3.826)
Foreign exchange gain / (loss), net	**(50.821)**	**(51.770)**	(962)	(791)
Other expenses	**(541)**	**(23)**	(1.647)	(350)
	(84.996)	**(74.401)**	(9.201)	(4.967)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting was ceased starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognised in the consolidated interim income statement for the six month period ended June 30, 2006 and 2005.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

Effective from January 1, 2006, the corporation tax rate for the fiscal year is reduced to 20% in Turkey (2005 - 30%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month. The tax legislation provides for a provisonal tax of 20% (2005 – 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter.

According to the Turkish Tax Law Communiqué No:18 and 21, the possible conditions prescribed in the Tax Procedure Law, Article no: 298-recurrent are not constituted for the six month period ended as of June 30, 2006, therefore inflation accounting principles are not considered in tax calculation for the Group companies operating in Turkey.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Investment allowances provided a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10 and directly related with the production of goods and services. According to the transitional provisions on the protection of acquired rights, expenditures on incomplete investments after December 31,2005 and investment allowances which have been qualified in prior years but not used because of loss can be used as investment allowance until December 31, 2008. Unused investment allowances when vested between these years, can not be used once again. However, corporate tax rate will be 30% instead of 20% in the years in which investment allowance can be exercised.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated interim financial statements, has been calculated on a separate-entity basis.

The main components of tax expenses as of June 30, 2006 and 2005 are as follows:

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Current tax expense	**(43.976)**	**(22.368)**	(40.017)	(28.575)
Deferred tax income / (expense), net	**15.767**	**9.993**	(103)	2.129
	(28.209)	**(12.375)**	(40.120)	(26.446)

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 42. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Net income	**109.550**	**85.139**	103.804	87.716
Weighted average number of shares	**112.876.818.269**	**112.876.818.269**	112.876.818.269	112.876.818.269
Net profit per share (full YTL)	**0,00097**	**0,00075**	0,00092	0,00078

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

Dividends

The Group distributed dividend in 2006, related with the year ended as of December 31, 2005, for a gross amount of full YTL 0,00085 per share, amounting to a total of YTL 104.927 including the payments to founders and members of board of directors (2005 – gross amount full YTL 0,00085 per share, total amount YTL 101.632 including the payments to founders and member of board of directors).

NOTE 43. CASH FLOW STATEMENT

The cash and cash equivalents in the cash flow includes, cash items and marketable securities with maturity less than three months.

The cash and cash equivalents represented in the consolidated interim cash flow statements as of June 30, 2006 and 2005 are as follows:

	June 30, 2006	June 30, 2005
Cash and cash equivalents – with maturity less than three months (Note 4)	**438.392**	229.263
Available for sale securities (Note 5)	**3.325**	893
Cash and cash equivalents at the end of the period in cash flow	**441.717**	230.156

Cash flow statement is separately represented in the complete set of consolidated interim financial statements.

(Currency– Unless otherwise thousands of indicated New Turkish Lira (YTL))

NOTE 44. OTHER ISSUES

a) Joint Ventures

Summarized financial information about proportionally consolidated amounts included in the consolidated interim financial statements before consolidation adjustments and reclassifications are as follows:

	June 30, 2006	December 31, 2005
Current assets	**379.539**	176.550
Non-current assets	**576.651**	496.236
Total assets	**956.190**	672.786
Short-term liabilities	**375.919**	237.750
Long-term liabilities	**107.685**	24.030
Minority interest	**34.211**	27.835
Shareholders' equity	**438.375**	383.171
Total liabilities and shareholders' equity	**956.190**	672.786

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Net income / (loss) before adjustments and reclassifications	**(2.217)**	**(4.643)**	3.139	1.762

b) Depreciation and Amortization

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Cost of sales	**(47.577)**	**(26.959)**	(33.788)	(16.896)
Marketing, selling and distribution expenses	**(34.038)**	**(17.769)**	(25.930)	(13.518)
General and administrative expenses	**(6.287)**	**(3.376)**	(5.880)	(2.851)
	(87.902)	**(48.104)**	(65.598)	(33.265)

c) Net Interest Income / (Expense)

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Interest income (Note 38)	**13.437**	**7.873**	7.028	3.238
Interest expense (Note 39)	**(33.634)**	**(22.608)**	(6.592)	(3.826)
Other expenses related to borrowings	**(1.024)**	**(509)**	(1.353)	(99)
	(21.221)	**(15.244)**	(917)	(687)

d) Personnel Expenses

	January 1 - June 30, 2006	**April 1 - June 30, 2006**	January 1 - June 30, 2005	April 1 - June 30, 2005
Cost of sales	**(40.312)**	**(24.221)**	(25.152)	(13.560)
Marketing, selling and distribution expenses	**(53.481)**	**(29.998)**	(30.130)	(16.138)
General and administrative expenses	**(48.167)**	**(27.774)**	(32.264)	(16.513)
	(141.960)	**(81.993)**	(87.546)	(46.211)

....